SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
					______________

					SCHEDULE 13G
					(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

				Dominguez Services Corporation
					(Name of Issuer)

				Common Shares, $1 Par Value
				(Title of Class of Securities)

					257128 10 8
					(CUSIP Number)

		March 30, 1999 (Shares First Acquired April 24, 1967)
		(Date of Event Which Requires filing of This Statement)
																	___________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed.

				[ ]		Rule 13d-1(b).

				[ ]		Rule 13d-1(c).

				[X]		Rule 13d-1(d).

CUSIP NO. 257128 10 8		  13G              Page 2 of 5 Pages


1.	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES	ONLY)

          Carson Estate Company


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
									(a) [ ]
									(b) [ ]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

          California


NUMBER OF 		5.     SOLE VOTING POWER
  SHARES 	                   148,293
BENEFICIALLY	6.     SHARED VOTING POWER
 OWNED BY                     None
   EACH		7.     SOLE DISPOSITIVE POWER
REPORTING                    148,293
  PERSON		8.     SHARED DISPOSITIVE POWER
   WITH	                   None


9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	      148,293


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES

                                                              [ ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.5%


12.	TYPE OF REPORTING PERSON

          CO



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                                                      Page 3 of 5

ITEM 1.
	(a)   NAME OF ISSUER:

	      Dominguez Services Corporation


     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          21718 South Alameda Street
          Long Beach, California  90810


ITEM 2.

	 (a)  NAME OF PERSON FILING:

		Carson Estate Company


	 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
           RESIDENCE:

		18710 South Wilmington Avenue, Suite 200
		Rancho Dominguez, California  90220


     (c)  CITIZENSHIP:
		California


(d)  TITLE OF CLASS OF SECURITIES:

           Common Shares, $1 Par Value


(e)  CUSIP NUMBER:

           257128 10 8


ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
		OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING
		IS A:

			Not Applicable.


ITEM 4.	OWNERSHIP:

		(a)  Amount beneficially owned:  148,293


	The Reporting Person first acquired beneficial ownership of 66,148 Common Shares, $1 Par Value of Dominguez Services Corporation ("Common Shares"), together with warrants to purchase an additional 16,537 Common Shares, on April 24, 1967. From
April 24, 1967 to March 1, 1992, the Reporting Person acquired beneficial ownership of an additional 162,330 Common Shares from stock splits and the exercise of such warrants. From April 24, 1967 to March 1, 1992 the Reporting Person disposed of a total of 29,373 Common Shares.


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                                                      Page 4 of 5


	On March 2, 1992, the Reporting Person purchased 6,000 Common Shares in an open market transaction. On January 1, 1998, the Reporting Person acquired beneficial ownership of an additional 102,552 Common Shares from a stock split. The Reporting Person has at all times held all such securities for investment purposes only.


	On March 30, 1999, the Reporting Person transferred 159,364
Common Shares to its subsidiary, Carson Dominguez Real Estate
Corporation, in a private transaction for no consideration. The Reporting Person continues to hold 148,293 Common Shares for investment purposes only.

      (b)  Percent of class:	9.5%

      (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:  148,293
         (ii)  Shared power to vote or to direct the vote:  None
        (iii)  Sole power to dispose or to direct the disposition
               of:  148,293
         (iv) Shared power to dispose or to direct the disposition of: None


ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
		ANOTHER PERSON:

		Not Applicable.


ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY:

		 Not Applicable.


ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
		GROUP:

		Not Applicable.


ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable.


ITEM 10.   CERTIFICATIONS:

		Not Applicable.

                                SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


							May 14, 1999



							/s/ C. Bradley Olson
						_______________________________
						C. Bradley Olson
						President